April 3, 2025
Ray Be
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 424 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 Bushido Capital US SMID Cap Equity ETF
Dear Mr. Be:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Bushido Capital US SMID Cap Equity ETF, a series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example in the response letter.
Response: The Registrant has provided the completed fee table and expense example as part of this response – see Exhibit A.
Comment 3:The description of the Fund’s Principal Investment Strategies indicates that the Fund may elect to invest in other ETFs. Clarify how this aspect of the strategy interacts with the Fund's SMID Cap strategy – will the Fund be buying SMID ETFs? It is not clear what the Fund will be doing with ETFs - what are the criteria for selecting an ETF?
Response: The disclosure has been revised to clarify the Fund’s use of other ETFs. Please see the revised Principal Investment Strategies attached as Exhibit B.
Comment 4:Under “Small- and Mid-Capitalization Company Risk” in the description of the Fund’s Principal Investment Risks, consider discussing other significant risks of investing in smaller companies, such as limited product lines, dependency on certain key managers, etc.
Response: Small- and Mid-Capitalization Company Risk has been revised as follows (new language is in italics):
Small- and Mid-Capitalization Companies Risk. Investing in securities of SMID Cap companies involves greater risk than customarily is associated with investing in larger, more established companies. These companies’ securities may be more volatile and less liquid than those of more established companies. Often SMID Cap companies and the industries in which they focus are still evolving and, as a result, they may be more sensitive to changing market conditions. SMID Cap companies often have less predictable earnings, more limited product lines, markets, distribution channels and financial resources, and the management of such companies may be dependent upon one or few people.
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

Comment 5:The Fund identifies “In-Kind Contribution Risk” as a principal risk in its description of the Fund’s Principal Investment Risks. Supplementally, please provide the Staff with a detailed analysis of the tax implications to contributors, the Fund and investors who purchase shares in the market of the in-kind contributions the Fund expects to acquire. For example, describe in more detail the overall arrangement:
1. how did the Fund become aware of, contact, and select potential contributors;
2. what agreements and arrangements are in place between the contributors, the Fund and the Adviser or Sub-Adviser as it relates to the contribution and subsequent Fund operations;
3. how has the Registrant analyzed relevant securities law provisions (e.g., is the contribution an offer/sale, what disclosures were provided to the contributor, is anyone expected to be a 5% owner, how are securities valued, is anyone being given differential treatment?); and,
4. how did the Sub-Adviser determine the securities were appropriate for the Fund’s investment strategy?
Response: Consistent with policies and procedures adopted by the Trust, the Fund anticipates receiving at inception an in-kind contribution of securities from one or more transferors in exchange for shares of the Fund. The transferors are expected to enter into an agreement with the Trust, on behalf of the Fund, which sets forth the responsibilities of the parties and the process that must be followed in order for the transaction to qualify as a tax-free contribution pursuant to Section 351 of the Internal Revenue Code of 1986 (“Section 351”). The transferors are expected to be clients of the Sub-Adviser or of other financial advisors. The contributions of securities pursuant to Section 351 are generally not subject to the recognition of gain or loss by the transferor. The Fund will take a carryover tax basis and holding period in the securities transferred, and each transferor will have a carryover tax basis and holding period in the shares of the Fund received in the transfer corresponding to the tax basis and holding period of the securities transferred. The Registrant confirms that it has analyzed relevant securities law provisions and held comprehensive discussions with tax professionals. Based on the results of these analyses and discussions, the Registrant has concluded that its approach to the structuring of the in-kind contributions to qualify as tax-free pursuant to Section 351 is reasonable. The Sub-Adviser determines the securities transferred are appropriate for the Fund’s investment strategy in accordance with the disclosures regarding the Fund’s principal investment strategies in the Amendment.
Comment 6:As stated in the penultimate sentence under “In-Kind Contribution Risk” in the Additional Information About the Fund’s Principal Investment Risks section of the Fund’s prospectus, supplementally advise what the expected impact of the Fund’s intention to “hold securities for a shorter time horizon” will be on the Fund’s ability to rely on Section 351. In correspondence, please tell us more about Section 351 of the Code and how the Fund’s seeding transaction is designed to meet these requirements.
Response: The Fund expects that all securities contributed to the Fund will be consistent with the Fund’s strategies as disclosed in the Amendment. Consequently, any decision to hold certain contributed securities for a shorter period of time than the Sub-Adviser normally expects to hold securities is not expected to have any material impact on the Fund’s ability to rely on Section 351. Please see the response above to comment 5 for information on how the transaction complies with Section 351.
Comment 7:The Staff was unable to locate a Form ADV for the Sub-Adviser. Confirm the Sub-Adviser is registered as an investment adviser with the Commission.
Response: The Registrant confirms that the Sub-Adviser is registered as an investment adviser with the Commission and its Form ADV can be found by searching the Investment Adviser Public Disclosure website (file no. 801-108889).

Comment 8:Bushido Capital Partners LLC (“Bushido Capital”) does not appear to be the investment adviser, sub-adviser or sponsor of the Fund. Please explain why it is appropriate to have “Bushido” in the Fund's name. Also, it appears that the Fund’s lead portfolio manager is a principal of both the Sub-Adviser and Bushido Capital. Please explain why Bushido Capital should not be named as an investment adviser to the Fund. Clarify what roles it or its employees perform with respect to the Fund.
Response: “Bushido” in the Fund’s name is not a reference to Bushido Capital Partners LLC, but rather based on the meaning of “Bushido,” a Japanese word for the moral code that governs the attitudes, behavior, and lifestyle of samurai in Japan. The Registrant believes it is appropriate to include Bushido in the Fund’s name to call to mind the principles of Bushido, which include integrity, honesty, sincerity, duty, and loyalty.
Bushido Capital Partners LLC (“Bushido Capital”) and the Fund’s sub-adviser, Sepio Capital, are two separate companies that share a common principal partner. Bushido Capital’s sole function is to serve as the adviser to a private fund, Bushido Capital LLC. It plays no role with respect to the Fund. Any roles held with respect to the Fund by common employees of Bushido Capital and Sepio Capital are held in their capacities as employees of Sepio Capital.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@Practus.com.
Sincerely,
/s/ Tina H. Bloom
Tina H. Bloom
Partner

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.67%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.03%
Total Annual Fund Operating Expenses	0.70%
1 Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year. “Acquired Fund Fees and Expenses” (“AFFE”) are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example.
Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$72	$224

EXHIBIT B
PRINCIPAL INVESTMENT STRATEGIES
The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes) in U.S. listed common stock of small- and mid-capitalization (“SMID Cap”) companies, defined as companies with a market capitalization of between $1 billion and $50 billion. For purposes of the Fund’s 80% policy, the Fund considers SMID Cap companies to include ETFs that invest at least 80% of their net assets (plus the amount of any borrowings for investment purposes) in SMID Cap companies.
The Fund utilizes a fundamental value approach to individual stock selection that incorporates both quantitative and qualitative analysis. In selecting securities for the Fund, the sub-adviser, Sepio Capital L.P. (the “Sub-Adviser”), seeks companies with high free cash flow generation relative to the company’s enterprise value, strong returns on invested capital, and management teams with a track record of shareholder-friendly capital allocation decisions, all over a full economic cycle (typically a 3-5 year time period). The Sub-Adviser measures these attributes over a full economic cycle rather than at various points in time to incorporate longer time frames and therefore different economic environments into its analysis.
In selecting individual securities for the Fund, the Sub-Adviser uses free cash flow and earnings-based valuation metrics such as price/sales ratio, price/earnings ratio, and enterprise value/EBIDTA (earnings before interest, taxes, depreciation and amortization) ratio to determine how “cheap” a company is. The Sub-Adviser further considers a company’s profitability, valuation, and capital allocation metrics (discussed above) to gauge the quality of a company’s profitability and conducts a deep dive fundamental analysis to evaluate companies’ financial statements, earnings call transcripts, SEC filings, and investor presentations. For certain companies, the Sub-Adviser may use a discounted cash flow valuation to quantify the Sub-Adviser’s estimate of each company’s intrinsic value. The stock’s current market price is analyzed against the Sub-Adviser’s estimate of intrinsic value to determine the attractiveness of a potential holding’s valuation.
In addition to the selection of individual equities, the Fund may invest in other ETFs for exposure to certain broad markets, sectors, or factors where the Sub-Adviser believes the ETF’s inherent diversification and liquidity may be advantageous for shareholders. At times, ETFs may make up the predominant portion of the Fund’s portfolio, while at other times, the Fund may not include any ETFs.
The Sub-Adviser anticipates that the Fund’s investment process for individual stock selection may often lead to the portfolio being focused on a small number of sectors. These sectors will likely be different over time, as the economic and market environment change. The specific sectors overweighted by the Fund will likely differ over time.

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